EXHIBIT 99.1

Press Release


DGR Enterprises Delivers Proposal to Acquire Onvia.com for $2.75 Per Share in
Cash

Seattle, WA , Tuesday, October 22, 2002 -- DGR Enterprises, Inc. ("DGR Enterprises") announced today that it delivered to the Board of Directors of Onvia.com, Inc. ("Onvia.com") (Nasdaq: ONVI) on Thursday, October 10, 2002 its proposal to purchase all of the outstanding shares of Onvia.com for $2.75 per share in cash, or approximately $21.1 million. The purchase price represents a 42% premium over the closing price of $1.93 on October 10, 2002, a 33% premium over the average closing price for the last three months and a 40% premium over the average closing price for the past year.

The original proposal expired in accordance with its terms at 5:00 PM on Friday, October 18, 2002. The Board of Directors rejected the proposal stating that DGR Enterprises proposal was for less than cash value. DGR Enterprises today extended its proposal to remain open through 5:00 PM on Friday, October 25. A copy of the original proposal letter is attached.

DGR Enterprises is owned by Glenn Ballman, Robert Ayer and David Bell. Mr. Ballman is the founder and former Chairman and Chief Executive Officer of Onvia.com. Mr. Ayer and Mr. Bell were early angel investors in Onvia.com. Mr. Ayer was also a former Vice President of Business Development at Onvia.com. Messrs. Ballman, Ayer and Bell currently own approximately 8.2% of Onvia.com's outstanding common stock. DGR Enterprises is based in Darien, Connecticut and was formed for the purpose of making this proposal.

The Onvia.com Board of Directors is comprised of the following six  individuals:
(i) Michael D. Pickett, Chairman & Chief Executive Officer of Onvia.com; (ii) and (iii) Nancy J. Schoendorf and William W. Ericson, both of whom are General Partners at Mohr, Davidow Ventures; (iv) Kenneth A. Fox, Managing Director at Internet Capital Group, Inc. (Nasdaq: ICGE); (v) Jeffrey C. Ballowe, Member of the Advisory Board of Internet Capital Group, Inc.; and (vi) Steven D. Smith, Managing Director at GE Equity, a subsidiary of General Electric Company (NYSE:
GE). Each of these venture capital firms is a pre-IPO investor of Onvia.com and collectively such firms own approximately 48% of the outstanding capital stock, based on publicly available information.

Approximately ten months ago, on December 13, 2001, Glenn Ballman, acting individually, privately proposed to acquire all of the outstanding shares of Onvia.com for $4.40 per share, adjusted for the special dividend on May 3, 2002 and the reverse stock split on July 16, 2002. An amended proposal was submitted on February 14, 2002. In rejecting these prior proposals, the Board of Directors stated that it had definitive strategic plans to generate substantial shareholder value. Since that time, the only steps taken by the Board of Directors were to declare a special dividend and, in response to the threat of being delisted from the NASDAQ, a reverse-stock split.

Although DGR Enterprises' proposal represents an amount that is less than the Company's current cash and equivalent assets, a closer examination of Onvia.com's actual circumstances reveals that DGR Enterprises' proposal represents a substantial premium as Onvia.com's Board of Directors should be well aware. In particular, (i) Onvia.com continues to burn cash at a high rate (approximately $5 million per quarter) with limited visibility as to when it will achieve break-even, (ii) Onvia.com has significant liabilities, including accrued restructuring charges, substantial future lease payments on significant amounts of vacant office space that cannot be subleased in the current market environment, and class-action shareholder lawsuits stemming from the company's initial public offering, (iii) Onvia.com, as a public company, is not structured appropriately for its current scale and stage of development, and (iv) Onvia.com's current management team has repeatedly failed to achieve the projections it has put forth on its quarterly earnings calls. In fact, reflecting the market's judgment of Onvia.com's future prospects under the stewardship of the current management team, Onvia.com's stock consistently has traded materially below the company's cash balance for over two years.

In its quarterly earnings call in October 2001, Onvia.com's management stated that it would be able to achieve profitability in the first half of 2002, with total revenue for the year of $15 million and a net loss of $8 million. In fact, quite the opposite has occurred. Revenue and subscriber growth has stalled and the company has generated revenue of only $3.3 million year-to-date and incurred an operating loss of $4.0 million in the second quarter. Excluding the special dividend and assuming the Company's statement released today accurately reflects the cash and cash equivalents of Onvia.com at the end of the third quarter, the company has burned through $20.7 million of cash during the past four quarters.

DGR Enterprises, on behalf of all the minority shareholders of Onvia.com, requests that the Board of Directors publicly respond to this proposal. If the Board has alternative strategic plans that will generate a higher value for shareholders, DGR Enterprises calls upon the Board to disclose, and then act upon, those plans. If the Board has no such plans, then DGR Enterprises urges the Board to fulfill its fiduciary duties to the minority shareholders and accept DGR's proposal. DGR requests that Onvia.com appoint a special committee of independent directors, who are neither members of management nor representatives of its principal shareholders to evaluate its proposal.

Mr. Ayer comments, "I still believe Onvia.com is a great company with excellent potential. However, in my opinion, the current management team has not run the company for the benefit of all of its shareholders. Since Michael Pickett was appointed Chief Executive Officer in April 2001, the stock price has fallen from $3.90 to $2.11. During this period, the Board of Directors has taken no strategic actions and has repeatedly rejected acquisition proposals that represented significant premiums to the stock price. I urge the Board to fulfill its fiduciary duty to the minority shareholders and accept our proposal."

Mr. Ballman adds, "I welcome the opportunity to return to Onvia.com. Given its current scale, stage of development and near-term business prospects, we have believed for quite some time that the company would be more appropriately structured as a private company. We are proposing to purchase the company for cash at a significant premium to the current stock price because we believe that the company can be successful if managed and structured properly. The company has repeatedly failed to live up to the projections it has given on its quarterly earnings calls and continues to burn cash at a high rate bringing into question its financial viability under its current management and financial structure. This transaction provides liquidity at an attractive price for the shareholders."

If Onvia.com determines to accept the proposal, DGR Enterprises believes that the transaction could be closed within 60 days. This proposal is based on the capitalization and financial performance of Onvia.com reflected in its quarterly report for the period ended June 30, 2002. DGR Enterprises' financial advisor is Callisto Partners LLC, a San Francisco, California based financial advisory firm, and its legal advisor is Chadbourne & Parke LLP, a New York based international law firm.

Seattle, Washington based Onvia.com helps businesses secure government contracts and government agencies find suppliers on-line. The company assists businesses in identifying and responding to bid opportunities from government purchasing offices in the federal, state, and local government marketplace.

DGR Enterprises will file a Tender Offer Statement with the Securities and Exchange Commission if a tender offer is commenced. This document will contain important information. Onvia.com shareholders are advised to read the tender offer statement, copies of which may be obtained from the Securities and Exchange Commission's website at www.sec.gov free of charge.

For more information, contact DGR Enterprises at 212-749-3981.

                              DGR Enterprises, Inc.
                               50 Buttonwood Lane
                                Darien, CT 06820


October 10, 2002

Board of Directors
Onvia.com, Inc.
1260 Mercer Street
Seattle, WA  98109

Ladies and Gentlemen:

Given fundamental changes in the Company's business model, its current scale, its stage of development, its near-term business prospects and the performance of its stock price since its IPO in February 2000, we have believed for quite some time that it would be more appropriate for Onvia.com, Inc. ("Onvia" or the "Company") to be structured as a privately held company rather than as a publicly traded company.

On behalf of DGR Enterprises, Inc. ("DGR Enterprises"), and based upon currently available public information, we are writing at this time to formally propose a transaction for that purpose. The principle terms of our proposal are as follows:

1. We are prepared to make a cash tender offer to purchase any and all shares of the Company's outstanding capital stock at a purchase price of $2.75 per share. The tender offer price places a total value on the Company's common stock of approximately $21.1 million (including for all outstanding options to acquire the Company's stock, the difference between the tender price and the exercise price).

2. The tender offer will be subject to a minimum tender condition of no less than 90% of the outstanding shares of common stock.

3. Commencement will be conditioned upon a favorable recommendation of the Board of Directors of the Company and adoption of a finding that the price and terms offered in the tender are fair from a financial point of view to the unaffiliated stockholders of the Company.

4. In the second step of the transaction following the completion of the tender offer, our acquisition subsidiary would merge with the Company in a transaction in which all remaining shares of Onvia common stock would be acquired for the same cash purchase price of $2.75 per share.

5. Each outstanding option to acquire the Company's common stock will be acquired at a price equal to the difference between the $2.75 tender price and the exercise price for such option (to the extent the exercise price is less than the tender price).

6. The details of the tender offer and merger would be embodied in a merger agreement, which would contain terms and conditions customary for a transaction of this nature.

The key benefits of this transaction for the Company's shareholders and other stakeholders can be summarized as follows:

     o   Shareholders obtain immediate liquidity for their interest in Onvia

     o Shareholders receive a significant premium to Onvia's stock price on a current, one week, two week, one month, three month and one year basis

     o Provides a mechanism to take the company private, which is the appropriate ownership structure given Onvia's current scale and stage of development

     o Limited transaction risk given speed and certainty of execution with DGR Enterprises

     o Better able to grow, and motivate and incentivize continuing employees, as a private company

We believe our offer is fair and generous to the Company's shareholders when considered from various perspectives:

     o The purchase price we are offering represents a 42% premium over today's closing price of $1.93, a 33% premium over the average closing price for the last three months of $2.07, and a 40% premium over the average closing price for the past year of $1.96. (1)

     o The proposed purchase price represents a substantial premium to our estimate of the liquidation value of the Company's assets after taking into account reasonable lease buyout reserves, litigation reserves, employee severance costs, and other related fees and expenses.

We have been very patient with the Board and the current management team. However, since Michael Pickett was appointed Chief Executive Officer on April 5, 2001, the company's stock price has fallen from $3.90 to $1.93 per share, or some 51%. In July 2001, the Company retained Broadview Associates as its financial advisor to assist the Company in evaluating strategic alternatives, including a possible sale of the Company. The Company stated that it was then an appropriate time for it to explore opportunities to maximize shareholder value. Following an unsuccessful effort to identify a suitable buyer or merger partner, we understand that the Company terminated its relationship with Broadview Associates during the first half of 2002.

Approximately nine months ago, on December 13, 2001, the Board rejected a cash offer to buy the company, which would have resulted in Onvia's shareholders receiving $4.40 per share, on a special dividend and reverse split adjusted basis. In rejecting this offer and a subsequently amended proposal submitted on February 14, 2002, the Board stated that it had definitive strategic plans that would generate significantly greater shareholder value than those offers. In its quarterly earnings call in October 2001, Onvia's management stated that it would be able to achieve profitability in the first half of 2002 and positive cash flow in the second half of 2002, and that its profits and cash flow would increase steadily until this point. Management also promised revenue of $15 million in 2002 and a net loss for the year of $8 million.

In fact, quite the opposite has occurred. The Company continues to incur significant losses, and now projects that it will not be profitable until mid 2003. Revenue growth has stalled, and the company has generated sales of only $3.3 million year-to-date. Subscribers have remained constant at 25,000 and quarterly expenses have increased to $5.3 million. Instead of becoming profitable, the company incurred an operating loss of $4.0 million in the second quarter of 2002 and has already lost $7.9 million year-to-date. In total, the company has a net loss of $23.7 million during the past three quarters, excluding impairment of goodwill.

Since those offers were rejected and the Company made these public promises of a turnaround to profitability, the Company has not taken any strategic action at all, apart from paying a special dividend and undertaking a reverse stock split, neither of which resulted in any permanent increase in the Company's stock price. In fact, the current stock price of $1.93 is only marginally higher than when the Board rejected the $4.40 per share offer as inadequate.


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1 All historical stock prices and trading volumes in this letter have been adjusted for the special dividend of $0.39 per share on May 3, 2002 and the 1-for-10 reverse stock split on July 16, 2002.

This performance is far less than the company promised in the fall of 2001 and calls into question the ability of the company to meet expectations, achieve profitability or increase shareholder value in the foreseeable future, under its current strategic direction, management team and ownership structure.

Onvia is a "market orphan," a micro capitalization stock that is publicly traded but does not enjoy any of the benefits of being a publicly traded company. The Company's public float is virtually nonexistent, with an average of only 7,360 and 7,330 shares traded each market day during the 7-day and 30-day periods ended today, respectively. In addition, the stock is not covered by any equity research analysts or owned by any traditional institutional investors, nor does it have any prospects for achieving either of these in the foreseeable future. Unfortunately, Onvia incurs significant unnecessary costs as a result of being a public company, including regulatory, legal and accounting fees, excess management compensation, Board fees and expenses, and management time spent on public company matters.

Clearly, as evidenced by this lack of institutional following and the Company's unsuccessful attempts to identify a buyer, the capital markets are not valuing the Company appropriately and are unlikely to do so in the foreseeable future. In other words, we believe our proposal gives the Company's public stockholders an opportunity to obtain liquidity at a full and fair valuation that is unlikely to be presented again.

Our proposal represents the best opportunity for the Company to achieve its goal of maximizing shareholder value, and accordingly, we believe that in the exercise of its fiduciary duties, the Board should approve our offer to the Company's stockholders with a favorable recommendation.

While we have devoted a great deal of time and effort to studying the Company over the past year and have completed a significant amount of our required business and financial due diligence, our proposal is subject to completion of confirmatory financial and legal due diligence to be conducted by our financial and legal advisors. Given our familiarity with the Company, this due diligence would be completed expeditiously and can be conducted simultaneously with the negotiation of the merger agreement.

The financing needed to complete the transaction can be obtained in a timely manner. We have negotiated and obtained a draft term sheet from a major financial institution, sufficient to fund the tender offer, that would be executed simultaneously with the definitive merger agreement.

We are prepared to discuss this offer with you immediately and to move expeditiously to negotiate a formal merger agreement. If the Company determines to promptly accept our proposal, the transaction could be completed by November 30, 2002. Unless earlier accepted or extended, this offer will terminate at 5:00 PM (PST) on Friday, October 18, 2002.

In responding to us or in seeking further information concerning our proposal, please call our financial advisor, Callisto Partners LLC, at xxxxxxxxxxx (xxxxxxxxxx) or xxxxxxxxxxxx (xxxx xxxxxx), or our legal advisor, Chadbourne & Parke LLP, at xxxxxxxxxxxx (xxxxxxxxxxxxx).

This is an offer to negotiate and should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.

Yours very truly,

/s/ Robert Ayer                 /s/ David Bell                      /s/ Glenn Ballman
--------------------------      ------------------------------      -----------------------------------
Robert Ayer                     David Bell                          Glenn Ballman
Director                        Director                            Director


                              DGR Enterprises, Inc.
                               50 Buttonwood Lane
                                Darien, CT 06820


October 22, 2002

Board of Directors
Onvia.com, Inc.
1260 Mercer Street
Seattle, WA 98109

Ladies and Gentlemen:

On behalf of DGR Enterprises, Inc. ("DGR Enterprises"), I am hereby extending its proposal ("Proposal") to purchase all of the common stock of Onvia.com, Inc. (the "Company") pursuant to the terms and conditions set forth in the letter delivered to the Board of Directors of the Company on October 11, 2002.

We are prepared to discuss this offer with you immediately. If the Company determines to promptly accept our Proposal, the transaction could be closed within 60 days. Unless earlier accepted, the Proposal will terminate at 5:00 PM
(PST) on Friday, October 25, 2002.

This is an offer to negotiate and should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.


Very truly yours,

DGR Enterprises, Inc.


By: /s/ Glenn S. Ballman
    -----------------------
    Glenn S. Ballman
    Director